Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a SGD $6.80 Million
Contract Win by Its Singaporean Subsidiary

Beijing, China – Nov 19, 2012 -- Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that its wholly owned subsidiary Concord Corporation Pte. Ltd. (“Concord”) signed a contract with SMRT Trains Ltd in Singapore (“SMRT”) to provide design, electrification and installation service for North-South and East-West lines (“NSEWL”) stations renovation. The contract is valued at approximately SGD $6.80 million, or USD $5.59 million, the project will be completed within eight months.

This contract is for the renovation of NSEWL stations, and there will be another portion regarding the depots reconstruction valued approximately SGD $4.20 million, or USD $ 3.45 million, which Concord is tightly following up. Besides, the stations and depots renovation is for the preparation of the whole lines resignaling project, this contract win puts Concord a pole position for winning this sizable resignaling project as well.

As per the terms of this contract, Concord Corporation is to design, procure, install the Addition and Alteration (A&A) Works, and to coordinate and align with SMRT to install new signaling equipment in existing rooms like Signal Equipment Rooms, Plant Rooms etc. at the NSEWL stations. These existing rooms have to be renovated and fitted out with utilities such as power, lightings, air-conditioning to meet the standards for an equipment room as per SMRT’s Technical Specifications.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: “We are pleased to announce this contract win and glad to see that Concord is continuously winning new business. We believe the combination of Concord’s customer base and industry know-how with Hollysys’ proprietary technology and products will enable us to make more achievements and pave our way to a broader market space in Southeast Asia and the Middle East in both industrial and rail transportation sectors, and continuously create value for our shareholders.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 4,000 customers more than 15,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

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Nov 19, 2012

About Concord Corporation Pte. Ltd. and Its Group of Companies

Concord Corporation Pte Ltd. and its group of companies (Concord) is consisted of Concord Corporation Pte Ltd. and Concord Electrical Pte Ltd. incorporated in Singapore, Concord Electrical Sdn Bhd incorporated in Malaysia, and CCPL’s Dubai Branch Office in United Arab Emirates. Founded in 1983, Concord engages in providing end-to-end complete electrification related services in rail, power, semiconductor, pharmaceutical, petrochemical, and other industrial sectors, by working with multinational corporations such as Mitsubishi, Alstom, Thales, Bombardier, Siemens, Areva, and ABB. Its complete electrification related services encompass design, engineering, procurement, project management, construction and commissioning, and maintenance. As a established regional electrification service provider in rail industry, Concord has successfully commissioned signaling, power distribution, automatic train control, communication, power rail, and other related electrical engineering and installation works for Red and Green lines of Dubai Metro LRT in United Arab Emirates, Makkah-Holy Sites Rail Line in Kingdom of Saudi Arabia, and Circle Line Stage I, II, IV, V & Kim Chuan Depot and North East Line of MRT System in Singapore. Concord became a wholly-owned subsidiary of Hollysys on a cash and stock transaction closed on July 1, 2011.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com